FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                       SYNGENTA AG
Press Release: "Syngenta acquires US flower seeds producer Goldsmith Seeds”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA+1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, October 21, 2008

Syngenta acquires US flower seeds producer Goldsmith Seeds

Syngenta has signed an agreement to acquire Goldsmith Seeds, Inc., an industry leading breeder and producer of flower seeds, for an amount of $74 million, on a cash and debt-free basis. Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia.

“This acquisition is a perfect strategic fit with Syngenta Flowers and it significantly increases our proprietary flower seed portfolio”, says Robert Berendes, Head of Business Development at Syngenta. “The Goldsmith family has built up a world-class breeding company with an outstanding reputation that is known for its consistent quality. This acquisition further strengthens our leadership position in the global flowers industry.”

Syngenta will maintain the Goldsmith brand in the market under the Syngenta Flowers umbrella.

”We are very excited about joining Syngenta. The agreement will secure a robust future for Goldsmith products and employees as well as growth opportunities in a changing, consolidating environment,” says Joel Goldsmith, President of Goldsmith Seeds Inc.

Goldsmith Seeds is headquartered in Gilroy, California, since its inception in 1962. The business is owned and operated by the Goldsmith family, and has some 1,500 employees. The company has breeding and production facilities in Gilroy, as well as production facilities in Guatemala. Reported sales in 2007/2008 were $50 million.

The transaction is expected to close in the fourth quarter of 2008, pending regulatory approvals.

Syngenta Flowers is a worldwide leader in the pot and bedding plant industry with a large proprietary portfolio. Operating on a global basis, it breeds and markets high-quality flower seeds, young plants and cuttings for the ornamental industry. In 2007, Syngenta reported flowers sales of $272 million.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 21, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes